UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Motricity, Inc.
File No. 333-164471 - CF#24637

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Motricity, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 22, 2010, as amended.

Based on representations by Motricity, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through December 29, 2011
Exhibit 10.3	through April 22, 2011
Exhibit 10.4	through March 31, 2011
Exhibit 10.5	through March 31, 2011
Exhibit 10.6	through December 20, 2013
Exhibit 10.17	through March 31, 2011
Exhibit 10.18	through March 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director